===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                               FINAL AMENDMENT TO
                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      and
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                               (Amendment No. 5)

                            -----------------------

                             COMAIR HOLDINGS, INC.
                                (Name of Issuer)

                             DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                               KENTUCKY SUB, INC.

                            -----------------------

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                            -----------------------

                                  199789 10 8
                     (CUSIP Number of Class of Securities)

                            -----------------------

                           Robert S. Harkey, Esquire
                    Senior Vice President - General Counsel
                             Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                               Atlanta, GA 30320
                                 (404) 715-2387

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                            -----------------------

                                With a Copy to:

                                 Joseph Rinaldi
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

                            -----------------------

                                October 22, 1999

     (Date Tender Offer First Published, Sent or Given to Security Holders)

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


--------------------------------------------
            CUSIP No. 199789 10 8
--------------------------------------------

                                14D-1/A / 13D/A
-------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         Delta Air Lines, Inc.

         IRS IDENTIFICATION NO. 58-0218548
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [ ]
                                                                (b)     [ ]
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3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                              [ ]

-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         85,993,560
-------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                        [ ]
-------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         90%
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10.      TYPE OF REPORTING PERSON

         CO
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


--------------------------------------------
            CUSIP No. 199789 10 8
--------------------------------------------

                                14D-1/A / 13D/A
-------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         Delta Air Lines Holdings, Inc., a wholly owned subsidiary of Delta Air Lines, Inc.

         IRS IDENTIFICATION NO. 51-0323487
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                     (b)   [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         AF
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                           [ ]

-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         85,993,560
-------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                     [ ]
-------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         90%
-------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

--------------------------------------------
            CUSIP No. 199789 10 8
--------------------------------------------

                                14D-1/A / 13D/A
-------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         Kentucky Sub, Inc., an indirect wholly owned subsidiary of
         Delta Air Lines, Inc.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)     [ ]
                                                             (b)     [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                            [ ]

-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         KENTUCKY
-------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         64,920,905
-------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                      [ ]
-------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         68%
-------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation and an indirect, wholly owned subsidiary of Delta ("Kentucky Sub"), and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Delta, on October 22, 1999, as previously amended and supplemented by Amendment No. 1 thereto dated November 1, 1999, Amendment No.2 thereto dated November 5, 1999, Amendment No. 3 thereto dated November 12, 1999, and Amendment No. 4 thereto dated November 12, 1999 (as so amended and supplemented, the "Schedule 14D-1"), relating to the offer by Kentucky Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc., a Kentucky corporation ("Comair"), at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and
(a)(2) to the Schedule 14D-1 (which are herein collectively referred to as the "Offer"). This Final Amendment also constitutes Amendment No. 5 to the Schedule 13D filed by Delta and Delta Holdings on June 26, 1986, as previously amended by Amendment No. 1 thereto dated on June 26, 1986, Amendment No. 2 thereto filed on January 5, 1990, Amendment No. 3 thereto filed on October 18, 1999, and Amendment No. 4 thereto filed on October 22, 1999.

     Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 10.  Additional Information

     Item 10(f) is hereby amended and supplemented as follows:

     On November 22, 1999, Delta issued a press release, attached hereto as Exhibit (a)(9), announcing that the Offer expired, as scheduled, at 12:00 midnight, New York City time, on Friday, November 19, 1999. The information set forth in the press release is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

     Item 11 is hereby amended and supplemented as follows:

     (a)(9)    Press Release issued by Delta dated November 22, 1999.





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


     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


November 22, 1999                   DELTA AIR LINES, INC.


                                    By: /s/ M. Michele Burns
                                       -----------------------------------------
                                       Name:  M. Michele Burns
                                       Title: Vice President and Treasurer


                                    DELTA AIR LINES HOLDINGS, INC.


                                    By: /s/ Leslie P. Klemperer
                                       -----------------------------------------
                                       Name:  Leslie P. Klemperer
                                       Title: Vice President and Secretary


                                    KENTUCKY SUB, INC.


                                    By: /s/ Dean C. Arvidson
                                       -----------------------------------------
                                       Name:  Dean C. Arvidson
                                       Title: Secretary





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


                                 EXHIBIT INDEX


Exhibit No.
-----------
   (a)(9)      Press Release issued by Delta dated November 22, 1999.






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